EMAIL: KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL: 212.451.2252

August 4, 2014

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jason Industries, Inc.

Registration Statement on Form S-1

Filed July 14, 2014

File No. 333-197412

Dear Ms. Long:

On behalf of Jason Industries, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 28, 2014 (the “Staff Letter”) with regard to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 14, 2014. We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Terms used therein and not separately defined have the meanings given to them in the Registration Statement.

General

1.	We note that you are seeking to register for resale shares of common stock issuable upon conversion of up to 21,868 shares of Series A Convertible Preferred Stock that you may issue over the next five years as dividends. Please note that it is not appropriate to register the resale of shares of common stock underlying Series A Convertible Preferred Stock that has not yet been issued. Please revise accordingly.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to delete the registration of the resale of common stock underlying Series A Convertible Preferred Stock that could potentially be issued as a dividend.

August 4, 2014

2.	It does not appear to be appropriate to register the resale of shares of common stock that may be issued upon the exercise of exchange rights by the Rollover Participants, as these shares are not outstanding and the Rollover Participants have not made the decision to exercise their exchange rights. Please revise.

The Company respectfully believes that the registration of the resale of the Rollover Shares that may be issued upon the exercise of exchange rights by the Rollover Participants is appropriate.

We believe the registration of the resale of the Rollover Shares is akin to the registration of convertible or exchangeable securities issued through a PIPE transaction. In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the convertible security itself to the investor, and the investor is at market risk at the time of filing of the resale registration statement. Securities Act Compliance and Disclosure Interpretations Question 139.11 states that an investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration or at any subsequent date under the PIPE analysis. Additionally, there can be no conditions to closing that are within an investor’s control, such as a due diligence or finance closing condition. Similar to a PIPE transaction, the JPHI stock was issued pursuant to a Section 4(2) exempt transaction in which the terms of the issuance and exchange of the Rollover Shares for the JPHI stock have been established with a set number of shares of JPHI stock converting into a set number of Rollover Shares. Such exchange or conversion is not dependent on market price or a fluctuating ratio. Under the terms of the Investor Rights Agreement, dated as of June 30, 2014, by and among the Company, JPHI and the Rollover Participants (the “Investor Rights Agreement”), shares of Company common stock will be issued to the Rollover Participants on a one-share-for-one-share basis in exchange for JPHI stock and hence the purchase price for the issuance of the Rollover Shares has been established. There is no investment decision left to be made with respect to the number of Rollover Shares to be issued and thus the Rollover Participants are effectively “irrevocably bound” to the terms and conditions set forth in the Investor Rights Agreement and the Purchase Agreement executed in connection with the Business Combination.

Both the JPHI stock and the Rollover Shares are similar in that they essentially provide an equity interest in entities whose only significant asset is Jason Incorporated. The only significant difference between having an equity interest in the Company and having an equity interest in JPHI is that as a publicly traded entity, there is more liquidity if the stockholder holds an equity interest in the Company. In addition, Article III of the Investor Rights Agreement prohibits the Rollover Participants from selling or otherwise transferring their JPHI stock except under limited circumstances. Hence, as a practical matter it is doubtful that Rollover Participants can receive liquidity for their JPHI stock unless they exchange their JPHI stock for Rollover Shares and sell their Rollover Shares. The Staff is advised that the mechanism to provide Rollover Participants with JPHI stock at closing (as opposed to Company stock) was implemented for tax reasons impacting the Rollover Participants (and not the Company) and the intention of all the parties to

August 4, 2014

the Business Combination was that the Rollover Participants, in addition to receiving cash at closing, would also ultimately receive Company common stock. The fact that the ultimate intention was for the Rollover Participants to receive Company common stock is underscored by the insistence of the Rollover Participants that the Company file a registration statement relating to the resale of Rollover Shares within ten business days after the consummation of the Business Combination. The registration of the resale of the Rollover Shares will enable the Rollover Participants to receive immediate liquidity upon the exchange for the Resale Shares. Even if the exercise of the exchange rights to receive Rollover Shares is deemed a new investment decision, the offering of the JPHI stock has been completed, the shares of JPHI stock were issued and outstanding prior to the filing of the Registration Statement and all security holders who would be issued Rollover Shares in exchange for JPHI stock have been named in the Registration Statement.

The Company further submits that the fact that the issuance of the Rollover Shares is subject to a contractual right should not change the analysis. The Company believes that the right to receive Company common stock in exchange for JPHI stock is analogous to a warrant—also a contractual right. Under both circumstances, the security holder has a right to purchase a set amount of securities (in fact, unlike a warrant where the number of shares issuable upon exercise of the warrant can change based on penalties, timing of exercise and the nature of anti-dilution protection, the number of Rollover Shares exchangeable for JPHI stock does not change other than to reflect stock splits). In addition, in both scenarios, the security holder has discretion as to when to exercise the right. Moreover, both a warrant holder and a holder of JPHI stock would want to exercise their right at a time when they believe they can maximize their liquidity. Finally, in both circumstances, the right terminates at some point and is not indefinite. Section 10.8 of the Investor Rights Agreement provides that the Investor Rights Agreement—and arguably the right to exchange JPHI stock for Company common stock—terminates five years after the effectiveness of the Company’s initial public offering Prospectus (August 8, 2018).

Please note that the Staff in the past has permitted the resale of securities by holders of a subsidiary’s securities who have the right to exchange such securities for securities of the parent. See Oilsands Quest Inc. (“Oilsands”) registration statement on Form S-1, declared effective on February 18, 2010. In fact, in Oilsands, the Staff raised the issue of the resale of securities that had not yet been issued but with respect to a different transaction than the one described in the preceding sentence. As such, the Company respectfully submits that the registration of the resale of the Rollover shares is appropriate and, consequently, such disclosure in the Registration Statement does not need to be revised.

Selling Security Holders, page 143

3.	You state that the table of selling security holders includes the shares of Common Stock being offered for resale that may be issued upon conversion of your Series A Convertible Preferred Stock. However, the total number of shares of common stock to be offered, as shown in the table (10,768,956), only appears to include the Rollover Shares, founder shares and IPO Placement Shares. Please reconcile.

August 4, 2014

The Registration Statement has been revised to include the requested disclosure.

4.	Please complete the table on page 145 to provide the information required by Item 507 of Regulation S-K regarding the security holders selling Series A Convertible Preferred Stock.

The Registration Statement has been revised to include the requested disclosure.

Undertakings, page II-3

5.	Please revise your disclosure to include the undertaking in Rule 512(a)(6) of Regulation S-K.

The Registration Statement has been revised to include the requested disclosure.

  *  *  *  *  *

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Staff Letter. We would be pleased to answer any questions you may have with regard to the Company’s response to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:	William P. Schultz

EXHIBIT A

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 filed by the undersigned on July 14, 2014, as subsequently amended (the “Registration Statement”), each of the undersigned acknowledges the following:

The undersigned is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

The undersigned may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JASON INDUSTRIES, INC.

By:	/s/ William P. Schultz
	Name:	William P. Schultz
	Title:	General Counsel & Secretary